Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 25, 2018	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record Sales and Operating Earnings
Sales Growth in All Segments

MINNEAPOLIS (July 25, 2018) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 29, 2018.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 29, 2018	Jun 30, 2017	% Change	Jun 29, 2018	Jun 30, 2017	% Change
Net Sales	$424.6	$379.5	12%	$830.9	$720.1	15%
Operating Earnings	113.4	100.4	13%	225.1	187.8	20%
Net Earnings	89.1	79.8	12%	174.7	140.6	24%
Diluted Net Earnings per Common Share	$0.51	$0.46	11%	$1.00	$0.81	23%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$82.7	$66.2	25%	$166.8	$123.4	35%
Diluted Net Earnings per Common Share, adjusted	$0.48	$0.38	26%	$0.96	$0.71	35%
(1) Excludes impacts of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

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Sales for the quarter and year to date increased double-digit percentages with growth in all segments. Favorable currency translation and acquired operations contributed a total of 6 percentage points of sales growth to both the quarter and year to date.

•	Gross margin rates remained strong, up slightly compared to the comparable periods last year.

•	Operating expenses increased 12 percent for the quarter and year to date, including a total of 4 percentage points from currency translation and acquired operations.

•	Other expense increased $4 million for the quarter and $3 million year to date, mostly due to exchange losses on net assets of foreign operations.

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The effective income tax rate decreased by 1 percentage point for the quarter and 3 percentage points for the year to date, as the net benefits of U.S. federal income tax reform were partially offset by the impact of decreases in excess tax benefits from option exercises.

•	Excess tax benefits from option exercises decreased compared to last year by $7 million for the quarter and $9 million for the year to date.

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"With the help of our employees and channel partners around the world, we again achieved record sales and operating earnings for the quarter, led by growth in the Process and Contractor segments," said Patrick J. McHale, Graco's President and CEO. "Our Industrial segment moderated in the quarter, however their year-to-date results were in line with our expectations. Profitability remained strong in the second quarter, reflecting improved sales volumes, ongoing solid factory performance and good operating expense leverage.”
Consolidated Results

Sales for the quarter increased 12 percent (9 percent at consistent translation rates), with increases of 11 percent in the Americas, 11 percent in EMEA (4 percent at consistent translation rates) and 15 percent in Asia Pacific (10 percent at consistent translation rates). Sales for the year to date increased 15 percent (12 percent at consistent translation rates), with increases of 11 percent in the Americas, 19 percent in EMEA (9 percent at consistent translation rates) and 25 percent in Asia Pacific (19 percent at consistent translation rates).

Changes in currency translation rates increased sales by approximately $9 million (3 percentage points) for the quarter and $23 million (3 percentage points) year to date. Acquired operations contributed 3 percentage points of sales growth for the quarter and year to date, including 6 percentage points of growth in EMEA.

Gross profit margin rates improved slightly for the quarter and year to date. Favorable effects from currency translation and realized pricing were mostly offset by the unfavorable effects of lower gross margins from acquired operations and changes in product and channel mix.

Total operating expenses for the quarter increased $12 million (12 percent) compared to the second quarter last year. The increase includes approximately $2 million related to currency translation, $2 million from acquired operations, $4 million of increases in costs directly based on sales and earnings and a $1 million increase in market-driven share-based compensation. Year-to-date operating expenses increased $25 million (12 percent) compared to the first half last year. The increase includes approximately $5 million related to currency translation, $4 million from acquired operations, $9 million of increases in costs directly based on sales and earnings and a $2 million increase in market-driven share-based compensation.

Other expense for the quarter and year to date includes $3 million and $2 million of exchange losses on net assets of foreign operations, respectively, compared to small gains in the comparable periods last year.

The effective income tax rate was 15 percent for the quarter and 18 percent for the year to date, down 1 percentage point and 3 percentage points from the comparable periods last year, respectively. Adjusted to exclude the impact of excess tax benefits related to stock option exercises (see Financial Results Adjusted for Comparability below), the effective income tax rate was approximately 21½ percent for both the quarter and year to date, 9 percentage points lower than the comparable periods last year due to the net effects of U.S. federal income tax reform legislation passed at the end of 2017.

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Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses and asset impairments. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the Segment Information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$190.5	$85.1	$149.1	$385.7	$165.1	$280.2
Percentage change from last year
Sales	9%	16%	14%	16%	15%	14%
Operating earnings	9%	27%	14%	18%	29%	17%
Operating earnings as a percentage of sales
2018	35%	20%	26%	35%	21%	25%
2017	35%	18%	26%	35%	19%	24%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	4%	0%	0%	4%	6%	0%	0%	6%
EMEA	(5)%	11%	7%	13%	2%	11%	11%	24%
Asia Pacific	2%	5%	5%	12%	12%	6%	7%	25%
Consolidated	1%	4%	4%	9%	6%	5%	5%	16%

Industrial segment sales growth included $8 million for the quarter and $17 million for the year to date from acquired operations. Sales growth for the quarter was modest due to timing of finishing system sales and other project activity. Strong finishing systems sales in the first quarter boosted year to date sales growth. Operating margin rates for the quarter and year to date were consistent with comparable periods last year. The favorable effects of translation and product and channel mix were offset by the effects of purchase accounting and lower operating margins in acquired operations.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	16%	2%	0%	18%	14%	2%	0%	16%
EMEA	(2)%	1%	5%	4%	(5)%	1%	6%	2%
Asia Pacific	18%	1%	4%	23%	21%	1%	5%	27%
Consolidated	13%	1%	2%	16%	11%	1%	3%	15%

The Process segment had sales growth in all product applications. Strong sales growth continued in the segment's Lubrication division, and the Oil and Natural Gas division had solid growth in the second quarter. Operating margin rates for this segment improved by 2 percentage points for both the quarter and year to date, driven by higher sales volume and expense leverage.

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	11%	2%	0%	13%	10%	2%	0%	12%
EMEA	4%	0%	8%	12%	10%	0%	11%	21%
Asia Pacific	22%	0%	4%	26%	17%	0%	5%	22%
Consolidated	11%	1%	2%	14%	11%	1%	2%	14%

Contractor segment sales increased in all channels. Operating margin rates for the quarter and year to date improved slightly compared to the comparable periods last year. Favorable effects of translation and expense leverage were offset by increases in volume and earnings-based incentive costs.

Outlook

"Demand remains broad-based across products and geographies," stated McHale. "We are holding to our outlook of mid-to-high single-digit organic sales growth on a constant currency basis worldwide for the full year 2018. Although we anticipate second half pressures from tariffs, material costs and currency, we are encouraged by the strong levels of demand in many of our key end markets. As a result, we believe Graco is well positioned to deliver another record year of sales and earnings in 2018."
Financial Results Adjusted for Comparability

Excluding the impact of tax benefits related to stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 29, 2018	Jun 30, 2017	Jun 29, 2018	Jun 30, 2017
Earnings before income taxes	$105.2	$95.6	$212.7	$177.2

Income taxes, as reported	$16.1	$15.8	$38.0	$36.6
Excess tax benefit from option exercises	6.4	13.6	7.9	17.2
Income taxes, adjusted	$22.5	$29.4	$45.9	$53.8

Effective income tax rate
As reported	15.3%	16.5%	17.9%	20.7%
Adjusted	21.4%	30.7%	21.6%	30.4%

Net Earnings, as reported	$89.1	$79.8	$174.7	$140.6
Excess tax benefit from option exercises	(6.4)	(13.6)	(7.9)	(17.2)
Net Earnings, adjusted	$82.7	$66.2	$166.8	$123.4

Weighted Average Diluted Shares	173.3	173.8	174.5	173.5
Diluted Earnings per Share
As reported	$0.51	$0.46	$1.00	$0.81
Adjusted	$0.48	$0.38	$0.96	$0.71

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2017 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in tax rates or the adoption of new tax legislation; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption and trade laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2017 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

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Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 26, 2018, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on July 26, 2018, by dialing 888-203-1112, Conference ID #4411660, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through July 30, 2018.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 29, 2018	Jun 30, 2017	Jun 29, 2018	Jun 30, 2017
Net Sales	$424,570	$379,483	$830,918	$720,073
Cost of products sold	194,667	174,973	378,594	329,718
Gross Profit	229,903	204,510	452,324	390,355
Product development	16,112	14,662	31,401	28,921
Selling, marketing and distribution	62,949	55,583	125,471	109,972
General and administrative	37,464	33,855	70,378	63,617
Operating Earnings	113,378	100,410	225,074	187,845
Interest expense	3,891	4,154	7,124	8,209
Other expense, net	4,251	652	5,286	2,457
Earnings Before Income Taxes	105,236	95,604	212,664	177,179
Income taxes	16,096	15,776	38,014	36,619
Net Earnings	$89,140	$79,828	$174,650	$140,560
Net Earnings (Loss) per Common Share
Basic	$0.53	$0.48	$1.04	$0.84
Diluted	$0.51	$0.46	$1.00	$0.81
Weighted Average Number of Shares
Basic	167,260	167,404	168,166	167,354
Diluted	173,265	173,782	174,457	173,459

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 29, 2018	Jun 30, 2017	Jun 29, 2018	Jun 30, 2017
Net Sales
Industrial	$190,459	$174,868	$385,655	$331,258
Process	85,059	73,399	165,094	143,428
Contractor	149,052	131,216	280,169	245,387
Total	$424,570	$379,483	$830,918	$720,073
Operating Earnings
Industrial	$67,030	$61,596	$136,155	$115,331
Process	17,065	13,418	34,767	26,881
Contractor	38,382	33,759	69,793	59,778
Unallocated corporate (expense)	(9,099)	(8,363)	(15,641)	(14,145)
Total	$113,378	$100,410	$225,074	$187,845
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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